March 25, 2011

John F. Della Grotta, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, CA 92626-1924

      Re: Kayne Anderson Energy Total Return Fund, Inc.
               File Nos. 333-172410 and 811-21750

Dear Mr. Della Grotta:

On February 24, 2011, you filed a registration statement on Form N-2 to register common and preferred stock for the Kayne Anderson Energy Total Return Fund, Inc. (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, page numbers, and defined terms from the registration statement.

Prospectus

Glossary of Key Terms (Page iii)

1.   This section defines "Energy Companies" as "companies that own and operate Energy Assets or provide energy-related services." This definition requires no minimum amount of ownership of Energy Assets and no minimum amount of energy-related services for a company to be deemed an Energy Company. For example, it appears that a company could qualify as an Energy Company even if only a small portion of its assets or revenues were energy-related. The second sentence of this section does not cure the defect. The second sentence provides that the term Energy Companies "***includes*** companies that derive at least 50% of their revenue from operating Energy Assets or providing services for the operation of such Energy Assets". (Emphasis added.) Because that sentence merely provides a non-exclusive example of Energy Companies, the definition is still overbroad.   Please revise this section to provide a more specific definition of "Energy Companies."

2.   This section defines Energy Sector to include Marine Transportation Companies. The term "Marine Transportation Companies" appears to include companies that own and operate vessels that may not be involved in the Energy Sector, such as drybulk vessels and tugboats. Please explain to us why companies owning and operating drybulk vessels and tugboats should be included in the Energy Sector.

Prospectus Summary — Our Portfolio Investments (Page 1)

3.   We note that the Fund has adopted a non-fundamental policy to invest at least 80% of its total assets in securities of Energy Companies. See page 38 of the prospectus. Please include that policy in the Prospectus Summary. *See* Investment Company Act

Release No. 24828, note 15 (Jan. 17, 2001) (providing that a fund should disclose its 80% policy as one of its principal investment strategies); *see also* Frequently Asked Questions about Rule 35d-1 (Investment Company Names), FAQ # 4 (providing that for open-end funds the 80% policy should appear in the prospectus summary) (http://www.sec.gov/ divisions/investment/guidance/rule35d-1faq.htm).

4.   This section states that the Fund may invest up to 30% of its assets in debt securities. Please specify the maturity of the debt securities the Fund may purchase.

Prospectus Summary — Derivatives and Other Strategies (Page 3)

5.   This section discusses the Fund's strategy with respect to use of derivatives. Please consider the staff observations on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Investment Objectives and Policies (Page 38)

6.   The first paragraph on page 39 states that the Fund will invest primarily in companies located in North America, but may invest in companies located anywhere in the world. It also states that the Fund may invest in companies of any market capitalization. Please include this disclosure in the Prospectus Summary.

Investment Practices — *Corporate Subsidiary* (Page 39)

7.   This section states that the Fund may form a taxable subsidiary to make and hold investments. Please explain to us the status of such an entity under the Investment Company Act of 1940. Please also explain to us whether the subsidiary's financial statements would be consolidated with the Fund's financial statements. We may have additional comments after reviewing your response.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws (Page 60)

8.   The first paragraph of this section states that the Maryland General Corporation Law and the Fund's Charter and Bylaws contain provisions to make it more difficult for a potential acquirer to acquire the Fund by means of a tender offer, proxy contest or otherwise. The Commission staff has recently taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940. *See* Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/investment/

noaction/2010/bouldertotalreturn111510.htm). Since the Fund is organized as a
Maryland corporation, please provide an affirmative statement that the Fund has not
opted-in to the Maryland Control Share Acquisition Act.

Statement of Additional Information

Management (Page SAI-16)

9.   This section provides biographical information about each of the directors,
including other directorships held by the directors. Please ensure that it provides the
directorships for the *past 5 years*. *See* 18.6(b) of Form N-2.

Signatures (Page C-7)

10.   It appears that in the first part of the Signature page, David A. Hearth, pursuant to
a power of attorney, signed the registration statement for Kevin S. McCarthy, Chairman
of the Board, President and Chief Executive Officer. Rule 483(b) under the Securities
Act of 1933 provides, in part, that "if the name of any officer signing on behalf of the
registrant . . . is signed pursuant to a power of attorney, certified copies of a resolution of
the registrant's board of directors authorizing such signature shall also be filed as an
exhibit to the registration statement." Such a certified resolution of the board has not
been filed as an exhibit. In future filings, please file the appropriate board resolution as
an exhibit if the name of an officer signing on behalf of the registrant is signed pursuant
to a power of attorney.

General Comments

11.   Where a comment is made in one location, it is applicable to all similar disclosure
appearing elsewhere in the registration statement.

12.   We note that portions of the filing are incomplete. We may have additional
comments on such portions when you complete them in pre-effective amendments, on
disclosures made in response to this letter, on information supplied supplementally, or on
exhibits added in any pre-effective amendments.

13.   If you intend to omit certain information from the form of prospectus included
with the registration statement that is declared effective in reliance on Rule 430A under
the Securities Act, please identify the omitted information to us supplementally,
preferably before filing the final pre-effective amendment.

14.   Please advise us if you have submitted or expect to submit exemptive applications
or no-action requests in connection with your registration statement.

15.   Response to this letter should be in the form of a pre-effective amendment filed
pursuant to Rule 472 under the Securities Act. Where no change will be made in the

filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

16.　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

17.　　Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel